Maryann Salt

Ph: 925-768-0834
maryannsalt@gmail.com

Maryann has demonstrable experience in real estate and finance, financial analysis, and investment management. Results-oriented experience in project risk management and quality control—her experience in non-profit finance and working with financial institutions. Very experienced in working with executives and corporate owners to help drive growth and add value to the firm—experience in investor reporting, pitchbooks, and presentations with start-ups, non-profits, and corporate finance.

Experience

Chief Executive Officer
Maryann Salt, Inc.   **June 2020 to Present**
the parent company of **Canoe** - a non-bank mortgage origination business

    Created startup to tackle deny rates in fintech.
    Website development
    Home search tooling
    Integrations with the point of sale mortgage application
    Develop a business plan and team and founding employees
    Launched customer engagement tooling
    Re-branding of business, logos, and company assets
    Raise capital

Experience

Investment Operations Lead   **Dec 2019 - Present**
Landed – a fintech company

    Develop option contract investment policies
    Property investment strategy - Valuations, material improvement adjustments, appraisals
    Assisted in developing metrics to track initiatives:
     (1) Reducing employee turnover among essential professionals such as educators
     (2) Reducing employee turnover among essential professionals such as educators
     (3) Providing access to homeownership for underrepresented groups
     (4) Promoting high-density housing near urban areas and reducing commute - related carbon emissions
    Early partnership buyouts and terminations, subordinations
    Qualitative risk management – fraud risk, post-close operations
    Asset purchase and sale process, warehouse liquidity – buy/sell agreements between non-profit and warehouse lines.
    Part of fundraising team - $25M w/ Series A add on.

HELOC MLO – Verification & Support Specialist
Prosper Marketplace, LLC – a fintech company


March 2019 to
December 2019


- Consumer loans verifications, fraud screening, and analysis
- Customer experience and support
- Assisted with HELOC product development, training, and managed HELOC agents
- Originations in California, Florida, and Alabama
- Manage & train loan agents in-house

Mortgage Loan Originator
Business Owner   **2002 – Present**

Sponsored Companies:
Professional Mortgage Associates, formerly Golden Horizon Mortgage, Inc.
American Pacific Mortgage
New Penn Financial (currently, New Rez)
Princeton Capital
Icon Home Loans, Inc.

Mortgage underwriting sponsors: Stearns Lending, Provident Credit Union, Loan Depot, Carrington Mortgage Services, Caliber Wholesale, United Wholesale, Mountain West Financial, Finance of America
Direct Lender sponsor: Quicken aka Rocket Mortgage, Citadel

Product: Fannie Mae, FHA/VA, Non-prime, Foreign National, HELOC, Equity Share
Loan Use: Mixed Use, Renovation, and rehab, Investor

- Residential and commercial mortgage loan origination
- Relationship manager and vendor management
- People manager – hire, train and develop staff
- Capital markets: interest rate pricing, illustrations, disclosures
- Accounting: bookkeeping, payroll, expense management
- Marketing strategy and analysis: Point of sale system: subscription and customer online acquisition
- CRM: Customer Success and retention – customer segmentation – developed Saas metrics
- Market research and investment policy, recommendations
- Create dashboards and metrics to track initiatives
- Renovation project management – Proforma Budget and process, post-close draws and inspections
- Quantitative analysis: IRR, time-weighted returns, option pricing, risk-based pricing
- Implemented tech stack to manage communication, workflows, process and other internal tools
- Quality assurance and control, risk management, fraud, and credit risk
- **Highlight: *Self-originated over $150M in lifetime origination, over 430 residential, investor and mixed-use mortgage and HELOC sales***

FAA Program


March 2017 to
December 2017


Morgan Stanley, San Francisco

Business Development for 1st VP & FA Team, created customer database and managed the team market segment strategy, analysis of annuity products, and performance.
She helped shape portfolio recommendations and writing on behalf of the team—general securities licensing series 7.
PIMCO/Morgan Stanley event organizer

EDUCATION & CERTIFICATION

St. Mary's College of CA
Master's Degree in Financial Analysis and Investment Management

Harvard Business School
HBR Online
Quantitative Methods
Coursework

UOP, Oakland, CA
Bachelor of Science, Business Finance

University of Oregon, Eugene, OR
Undergraduate

California Department of Real Estate
Salesperson License
License 01444376

CFPB
National Mortgage License (NMLS)
License 1016712

Notables
- Business Consultant at Berkeley Honda 2019 for 60 - day transition to help the Comptroller.
- August 2020 Saint Mary's Alumni COVID-19 speaker series with University of California, and Pinterest

Skills
Excel (including DCF analysis and forecasting)
Financial statement analysis, accounting and banking reconciliations
Mode analytics
Technical skills
Created slack app and modals
Database engineer - CRM HubSpot

Volunteer
Mission Prep School
Glide Memorial Church food pantry
CFA Society San Francisco Equity Research Challenge Participant
Contra Costa Food Bank pantry
SIFMA Investwrite
references provided upon request